Hewitt Series Trust

(File No. 811-08885)

Fidelity Bond Filing dated January 30, 2007

Contents of Submission:

(1)	Copy of the fidelity bond of Hewitt Series Trust (the “Trust”) and all riders thereto issued by Federal Insurance Company through HUB International (the “Bond”) for the one-year period beginning September 15, 2006 pursuant to Rule 17g-1(g)(1)(A)(i) under the Investment Company Act of 1940 (the “1940 Act”);*

(2)	Copy of the resolution adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the Bond pursuant to Rule 17g-1(g)(1)(A)(ii) under the 1940 Act;*

(3)	Copy of an amendment dated January 10, 2007 to the Bond (Bond amended to clarify terms); and

(4)	As required by Rule 17g-1(1)(A)(iii) under the 1940 Act, the Bond was pre-paid for a term of one-year beginning September 15, 2006.

*	Incorporated by reference to the Fidelity Bond filing submitted on November 8, 2006.

FEDERAL INSURANCE COMPANY Endorsement No. 3 Bond Number: 81587505

NAME OF ASSURED: HEWITT SERIES TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2.	LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1. Employee		$750,000		$0
2. On Premises		$750,000		$25,000
3. In Transit		$750,000		$25,000
4. Forgery or Alteration		$750,000		$25,000
5. Extended Forgery		$750,000		$25,000
6. Counterfeit Currency		$750,000		$25,000
7. Threats to Person	$	Not Covered	$	Not Covered
8. Computer System		$750,000		$25,000
9. Voice Initiated Funds Transfer Instruction	$	Not Covered	$	Not Covered
10. Uncollectible Items of Deposit		$25,000		$10,000
11. Audit Expense		$25,000		$0

This Endorsement applies to loss discovered after 12:01 a.m. on November 20, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 10, 2007	By
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1